May 23, 2005



Mail Stop 03-06

Mr. Mitchell Binder
Chief Financial Officer
Orbit International Corporation
80 Cabot Court
Hauppauge, NY 11788


      Re:	Orbit International Corporation
Form 10-KSB for the Year Ended December 31, 2004 and Related
Filings
		File No. 000-03936

Dear Mr. Binder:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004

Item 8A. Controls and Procedures

1. Please supplementally tell us and revise your disclosure in future filings concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting during the quarter being reported on that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

2. We note that you design, manufacture and sell customized electronic components and subsystems under contracts with your customers. Please supplementally tell us whether you account for these contracts using the guidance in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type
Contracts.   If not, please tell us why your contracts are not
within
the scope of this SOP.

3. Please supplementally tell us and revise future filings to disclose any post-shipment obligations such as return rights, acceptance criteria and warranties in your customer contracts and their impact on revenue recognition.

Form 10-QSB for the Quarter Ended March 31, 2005

Notes to Condensed Consolidated Financial Statements

Note 4. Cost of Sales

4. Please tell us supplementally what you mean by your statement that you estimate your inventory and related gross profit for interim periods. Please tell us how this method complies with GAAP. In addition, we assume this method requires that you record any necessary true-up adjustments in the fourth quarter. Please supplementally tell us whether you have ever been required to record significant true-up adjustments as a result of this policy. Supplementally quantify the amounts of the true-up adjustments recorded in the fourth quarters of 2004 and 2003.



Forms 8-K dated March 3, 2005 and May 5, 2005

5. Your disclosures related to the non-GAAP measures included in Forms 8-K dated March 3, 2005 and May 5, 2005 do not include all of the disclosures required by paragraph (h)(1)(i) of Item 10 of Regulation S-B and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:

* The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

* The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

* The economic substance behind management`s decision to use each measure; and

* The material limitations associated with the use of each non-
GAAP
measure as compared to the use of the most directly comparable
GAAP
measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Your current disclosures are generic and vague and do not provide the reader sufficient information to understand each non-GAAP measure.

6. We note that you have included the non-GAAP financial measure EBITDA per diluted share in your discussion of results of operations for the year ended December 31, 2004 and quarter ended March 31, 2005. However, you have not provided a reconciliation of this non-
GAAP measure. In future filings, please include a reconciliation, by schedule or other clearly understandable method, of each non-GAAP financial measure to the most directly comparable GAAP financial measure in accordance with Item 10(h)(1)(i)(B) of Regulation S-B.


* * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641,
Kevin Vaughn, Reviewing Accountant, at (202) 551-3643 or me at
(202)
551-3327 if you have any questions.

							Sincerely,


							Michele Gohlke
							Branch Chief

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Mr. Mitchell Binder
Orbit International Corporation
May 23, 2005
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